Exhibit 99.1

ETORO REPORTS SECOND QUARTER 2026 RESULTS

Net Contribution grew by 9% year-over-year to $229 million Funded accounts grew by 18% year-over-year to 4.28 million Announced agreement to acquire TradeZero

New York – August 11th, 2026 – etoro Group Ltd. (“etoro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the second quarter ended June 30, 2026.

“We delivered another strong quarter as we continue executing against our long-term strategy,” said Yoni Assia, Co-Founder and CEO of etoro.

“Technology continues to reshape how people invest and manage their money. Throughout our history, etoro has embraced these shifts, from social investing to crypto, and today AI and on-chain finance represent the next chapter in that evolution.

During the quarter, we launched our new mobile app, continued expanding our platform and agent ecosystem, and strengthened our long-term digital asset strategy by expanding our self-custody offering and advancing the development of on-chain perpetual futures. We also launched new products like sub-accounts, etoro edge for active traders, and etoro wealth, and we saw continued strong momentum in our savings offering. Together, these developments build on our four strategic pillars of trading, investing, wealth management and neo-banking, creating a more seamless experience across every stage of our users’ financial journey.

Today’s announcement of our acquisition of TradeZero marks another important step in that journey, strengthening our presence in the US and enhancing our capabilities for active traders. Together with another quarter of profitable growth, these milestones demonstrate the strength of our diversified business model and reinforce our confidence in the long-term opportunity ahead.”

Meron Shani, etoro CFO said: “We are very pleased with our second quarter 2026 results, supported by strength in equity trading and Copy Trading activity, reflecting the resilience of our multi-asset platform. More than 60% of users who traded commodities during Q4 2025 to Q1 2026 subsequently traded equities in Q2 2026, and nearly nine in ten of those users have also traded crypto on etoro. This demonstrates how users move between asset classes as market opportunities evolve, helping drive engagement across market cycles.

We delivered compelling financial performance through a combination of diversified revenue streams, strong funded accounts growth, and increased customer engagement. TradeZero is a highly complementary business, and the acquisition is expected to be financially accretive while positioning us for accelerated growth. The deal underscores our disciplined approach to capital allocation and our commitment to creating long-term shareholder value.”

Second Quarter 2026 Financial and Product Highlights1

●	Net contribution increased by 9% year-over-year to $229 million, compared to $210 million in the second quarter of 2025, driven primarily by increased equities trading activity.

●	Net income (GAAP) increased by 77% year over year to $53 million, compared to $30 million in the second quarter of 2025.

●	Adjusted Net Income (Non-GAAP) increased by 17% year over year to $63 million, compared to $54 million in the second quarter of 2025.

●	Adjusted EBITDA (non-GAAP) increased by 9% year over year to $78 million, compared to $72 million in the second quarter of 2025.

[1]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Adjusted EBITDA margin is based on net contribution.

●	Diluted EPS (GAAP) was $0.58, compared to $0.31 in the second quarter of 2025.

●	Adjusted Diluted EPS (non-GAAP) was $0.68, compared to $0.56 in the second quarter of 2025.

●	Funded Accounts increased 18% year over year to 4.28 million compared to 3.63 million in the second quarter of 2025. This was driven primarily by strength in user acquisition and retention efforts.

●	Assets under Administration grew by 10% year-over-year to $19.2 billion, compared to $17.5 billion in the second quarter of 2025.

●	Cash, Cash Equivalents and Short Term Investments were $1.2 billion as of June 30, 2026.

●	Acquisition of TradeZero, a leading US based online brokerage serving active traders which we expected to be consumed in 1H 2027. This is our third acquisition signed this year.

July KPI metrics2

etoro also reported the below selected monthly business metrics for July 2026:

●	Assets under Administration (AUA) were $18.5 billion, down 5% year-over-year.

●	Funded Accounts were 4.32 million, up 18% year-over-year.

●	Capital Markets/ECC Activity

○	Total number of trades for July was 48.5 million, flat year-over-year;

○	Invested amount per trade for July was $207, down 23% year-over-year;

●	Crypto Activity

○	Total number of trades for July was 1.4 million, down 73% year-over-year;

○	Invested amount per trade for July was $182, down 50% year-over-year;

●	Interest Earning Assets for July was $6.8 billion, down 8% year-over-year.

●	Total Money Transfers for July was $1.1 billion, up 10% year-over-year.

Business Highlights

During the second quarter, etoro launched its new mobile app, bringing together new AI-driven capabilities across trading, investing, wealth management and neo-banking into a single, more intuitive experience.

Built around Tori, etoro’s AI agent, the app provides users with proactive, personalized insights to help them better understand their portfolios, identify investment opportunities and stay informed wherever they are. The launch also expanded etoro’s app and agent ecosystem, enabling developers, partners and professional investors to build new experiences on top of the etoro platform.

The quarter also saw continued product innovation across each of etoro’s four strategic pillars.

●	Trading: etoro broadened its trading proposition with new products and capabilities designed to give users greater choice and flexibility. During the quarter the Company launched etoro edge, a new web platform for active traders. etoro also recently introduced equity buying power, giving users greater flexibility by unlocking capital from eligible stock positions without having to sell them. Crypto buying power is coming soon.

[2]	Numbers may not sum up due to rounding; percentage changes based on unrounded data.

●	Investing: etoro continued expanding its investing ecosystem through new AI-powered capabilities and the continued growth of the etoro App Store, which now offers more than 75 applications built by developers, partners and Pro Investors, giving users new ways to discover ideas, analyze markets and personalize their investing experience. During the quarter, the Company also introduced Agent Portfolios, enabling users to connect AI agents to dedicated portfolios within their etoro account while maintaining control over their investment objectives, capital allocation and risk parameters. Sub-accounts give users the ability to organize investments around different financial goals and strategies within a single account, whether managed directly or by AI agents. Together, these innovations give investors more personalized and flexible ways to invest while remaining in control of their financial decisions. Additionally, we recently received our US RIA license, enabling us to launch Smart Portfolios in the US.

●	Wealth Management: Helping users build long-term wealth remained a key focus during the quarter. The Company’s savings offering continued to gain momentum with a 15x year-over-year increase in UK Cash ISA AuM reinforcing etoro’s strategy of helping customers build long-term wealth. etoro recently announced ‘etoro work’, connecting payroll directly with investing and making it easier for employees to invest from every paycheck.

●	Neo-Banking: etoro continued enhancing its offering, making it easier for users to move, manage and invest their money across traditional and digital finance. During the quarter, adoption of the etoro money card continued to accelerate, with the number of cards issued across Europe increasing by more than 30% quarter-over-quarter. The Company also made a strategic investment in Extended, an on-chain perpetual futures platform, and became a founding partner of Open USD, reinforcing etoro’s strategy of connecting traditional finance with the on-chain economy.

●	Acquisitions: Today, etoro announced the acquisition of TradeZero combining etoro’s global multi-asset platform and distribution with TradeZero’s US-based active trading brokerage. The acquisition strengthens the Company’s US presence, expands its retail customer base to new retail targets, and provides a strong broker-dealer infrastructure. In Q2, the Company completed the acquisition of Zengo and Bit2C, strengthening its self-custody offering as part of its long-term strategy to connect traditional finance with the on-chain economy.

Conference Call and Livestream Information

etoro will host a video call to discuss its results at 5:30 a.m PT / 8:30 a.m ET today, August 11, 2026. The video call can be accessed at investors.etoro.com, along with this earnings press release and accompanying slide presentation. The event will also be live streamed to etoro’s YouTube and X.com official channels.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About etoro

etoro is the platform where you can trade, invest, save and spend. Founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way, we’ve built a regulated, Nasdaq-listed platform used by millions of people in 75 countries.

We believe there is power in shared knowledge. By combining the collective intelligence of our community with AI-powered tools, we’ve created a collaborative investment community designed to help you grow your knowledge and wealth. On etoro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, copy other investors, or invest with an AI agent.

Visit our media center for our latest news.

ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30	December 31
	2026	2025
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	945,916	1,072,641
Restricted cash	696	329
Short-term investment	267,315	202,688
Counterparties	339,836	249,055
Cryptoassets	49,951	62,606
Receivable from omnibus accounts	7,077	26,820
Other receivables and prepaid expenses	68,346	61,299
	1,679,137	1,675,438
Non-current assets:
Restricted cash	15,883	11,688
Right of use assets	26,422	41,873
Property and equipment, net	9,376	7,361
Goodwill and other intangible assets, net	65,165	43,211
Other long-term assets	10,664	–
Deferred taxes	11,548	11,776
	139,058	115,909

Total Assets	1,818,195	1,791,347

Liabilities and equities
Current liabilities:
Accounts payable	3,043	4,435
Current maturities of long-term lease liabilities	6,540	5,978
Short Term Liabilities	9,701	8,994
Payable to users	147,773	107,830
Accrued expenses and other payables	250,912	215,414
	417,969	342,651
Non-current liabilities:
Employee benefit liabilities, net	996	962
Other long-term liabilities	3,000	–
Long-term lease liabilities	28,465	48,485
Deferred taxes liabilities	4,318	4,659
	36,779	54,106
Equity attributable to equity holders of the company:
Common share premium	1,298,553	1,273,894
Treasury shares	(252,163)	(62,085)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	3,833	5,441
Retained Earnings (Accumulated deficit)	304,133	168,249
	1,363,447	1,394,590
Total liabilities and equity	1,818,195	1,791,347

ETORO GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue and income:
Net trading income from equities, commodities and currencies	141,593	114,042	307,230	210,879
Revenue from cryptoassets	1,346,405	1,914,792	3,499,504	5,415,592
Net trading income (loss) from cryptoassets derivatives	19,707	(8,407)	53,098	68,644
Net interest income from users	48,455	43,874	95,781	96,492
Currency conversion and other income	28,063	22,503	59,039	46,414
Other interest income	8,895	7,431	17,602	11,595
Total revenue and income	1,593,118	2,094,235	4,032,254	5,849,616

Costs:
Cost of revenue from cryptoassets	1,353,601	1,877,089	3,524,728	5,405,942
Margin interest expense	10,119	7,517	19,973	16,676
Research and development	33,833	38,853	74,920	75,474
Selling and marketing	69,214	52,578	130,719	113,800
General, administrative and operating costs	60,012	76,270	118,395	125,772
Finance and other expenses, net	2,842	6,309	827	5,792
Total costs	1,529,621	2,058,616	3,869,562	5,743,456
Income before taxes on income	63,497	35,619	162,692	106,160
Taxes on income	10,017	5,434	26,808	16,023
Net income	53,480	30,185	135,884	90,137

Other comprehensive income (loss) net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	1,952	7,193	(1,608)	4,964
Other comprehensive income (loss) for the period, net of tax	1,952	7,193	(1,608)	4,964

Total comprehensive income	55,432	37,378	134,276	95,101

Basic net income per share	0.65	0.38	1.64	1.16
Diluted net income per share	0.58	0.31	1.46	0.95

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	81,711,997	80,274,455	82,924,940	78,007,877
Diluted	91,709,682	97,003,106	92,843,690	94,595,653

ETORO GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30		Six months ended June 30
	2026	2025[3,4]	2026	2025[3,4]
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	53,480	30,185	135,884	90,137
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	3,307	2,988	6,523	5,999
Other long-term assets	(6,039)	-	(6,039)	-
Share-based payment	6,350	3,545	10,402	7,832
Evaluation of liabilities	1,778	7,483	707	9,314
Revaluation of fair value of cryptoassets and counterparties	(31,104)	(65,964)	68,833	(14,134)
Non-cash revenue from staking and blockchain rewards	(4,907)	(8,031)	(11,512)	(16,754)
Non-cash costs from staking and blockchain rewards	3,411	5,672	7,698	11,519
Finance and other expenses, net	2,842	6,309	827	5,792
Taxes on income, net	10,017	5,434	26,808	16,023
	(14,345)	(42,564)	104,247	25,591
Changes in asset and liability items:
Decrease (increase) of counterparties	39,142	23,351	(154,930)	(39,833)
Decrease of cryptoassets	8,171	4,171	8,368	17,325
Decrease (increase) of other receivables and prepaid expenses	416	(582)	(8,752)	(7,611)
Decrease (increase) of restricted cash	(4,442)	259	(4,524)	135
Decrease of accounts payable	(2,447)	38	(2,946)	(632)
Increase (decrease) of user and omnibus accounts, net	(41,194)	24,704	58,734	73,605
Increase of accrued expenses and other payables	265	21,769	14,914	2,016
Increase of employee benefit liabilities, net	3,116	66	2,515	37
	3,027	73,776	(86,621)	45,042
Interest paid, net during the period	(1,027)	(3,343)	(2,178)	(2,376)
Taxes paid, net during the period	(2,349)	(2,159)	(8,150)	(7,716)
Net cash provided by operating activities	38,786	55,895	143,182	150,678
Cash flows from investing activities:
Increase of short-term deposits	(238,651)	(135,000)	(376,166)	(221,000)
Decrease of short-term deposits	201,414	11,000	313,721	86,000
Increase of long-term investments	(4,000)	(500)	(4,500)	(500)
Purchase of property and equipment	(1,493)	(759)	(3,615)	(1,281)
Purchase of intangible assets	(240)	(336)	(405)	(393)
Business combination	(15,551)	-	(15,551)	-
Net cash used in investing activities	(58,521)	(125,595)	(86,516)	(137,174)

Cash flows from financing activities:
Exercise of options	7,901	3,153	9,539	3,433
Repayment of lease liability	(1,515)	(1,071)	(2,906)	(2,218)
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	-	378,818	-	378,818
Purchase of treasury shares	(88,006)	-	(189,108)	-
Net cash provided by (used in) financing activities	(81,620)	380,900	(182,475)	380,033
Exchange differences on balances of cash and cash equivalents	(132)	11,549	(916)	18,928
Increase (decrease) in cash and cash equivalents	(101,487)	322,749	(126,725)	412,465
Cash and cash equivalents at beginning of period	1,047,403	665,111	1,072,641	575,395
Cash and cash equivalents at end of period	945,916	987,860	945,916	987,860

[3]	The comparative financial information has been adjusted to reflect the change in accounting policy regarding the classification of 5M$ USDC as cash equivalents.
[4]	The Company reclassified certain items in the unaudited interim condensed consolidated statements of cash flows within the cash flows from operating activities section for the comparative period June 30, 2025. This reclassification had no impact on the total cash flows from operating activities.

ETORO GROUP LTD.

RECONCILIATION OF NON-GAAP METRICS

U.S. dollars in thousands

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain financial measures that are not calculated in accordance with International Financial Reporting Standards nor with Generally Accepted Accounting Principles (collectively “GAAP”) metrics, including Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS. The inclusion of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. etoro believes these non-GAAP financial measures provide important supplemental information to management regarding financial and business trends used in assessing its results of operations. etoro believes excluding specified items provides a more meaningful comparison to the corresponding reporting periods and internal budgets and forecasts, assists investors in performing analysis that is consistent with financial models developed by investors and research analysts, provides management with a more relevant measure of operating performance and is more useful in assessing management performance.

etoro urges its investors to review the reconciliations of the non-GAAP financial measures included in this press release to the most directly comparable GAAP financial measure set forth herein, and not to rely on any single financial measure to evaluate its business.

This press release includes key performance indicators that etoro’s management uses to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. etoro’s key performance indicators include Funded Accounts, Assets Under Administration and Net Contribution. Definitions of performance indicators can be found in this press release.

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	53,480	30,185	135,884	90,137
Finance expense, net	1,127	6,309	3,218	5,792
Taxes on income	10,017	5,434	26,808	16,023
Share-base payment expense	6,366	3,545	10,434	7,832
Depreciation, amortization, and impairment	3,311	2,988	6,527	5,999
Employee non-cash expense	328	8,090	5,447	7,040
Transaction related cost	–	8,379	–	10,470
Other expenses (income), net	3,493	7,017	(1,684)	8,848

Adjusted EBITDA	78,122	71,947	186,634	152,141

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	53,480	30,185	135,884	90,137
Share based compensation and ESPP	6,366	3,545	10,434	7,832
Amortization of intangible assets	897	847	1,765	1,685
Employee non-cash expense (5 years)	328	8,090	5,447	7,040
Transaction related cost	–	8,379	–	10,470
Other expenses (income), net	3,493	7,483	(2,654)	9,314
Adjusted net income before tax	64,564	58,529	150,876	126,478
Tax impact	(1,749)	(4,324)	(2,470)	(5,485)
Adjusted net income	62,815	54,205	148,406	120,993

Basic Shares Outstanding	81,711,997	80,274,455	82,924,940	78,007,877

Diluted Shares Outstanding	91,709,682	97,003,106	92,843,690	94,595,653

Basic Non - GAAP EPS	0.77	0.68	1.79	1.55

Diluted Non - GAAP EPS	0.68	0.56	1.60	1.28

Basic GAAP EPS	0.65	0.38	1.64	1.16

Diluted GAAP EPS	0.58	0.31	1.46	0.95

Definitions of Certain Metrics

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense

Adjusted EBITDA Margin: Adjusted EBITDA Margin is a non-GAAP financial metric that we define as Adjusted EBITDA dividing by Net Contribution

Adjusted Diluted Earnings Per Share (Adjusted diluted EPS): Adjusted diluted EPS is a non-GAAP financial metric and is calculated by dividing the Adjusted Net Income attributable to common shareholders by the diluted shares outstanding during the period. Adjusted diluted EPS excludes the impact of the same non-recurring or non-operational items to provide investors with a normalized measure of profitability on a per-share basis.

Adjusted Net Income: Adjusted Net Income refers to a company’s net income after making adjustments for non-recurring, one-time, or non-cash items such as restructuring charges, asset impairments, acquisition-related expenses, or gains/losses from discontinued operations.

Assets under administration (AUA): AUA reflects the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services, categorized as follows:

●	Crypto: Includes all cryptocurrencies and users’ crypto assets held in etoro digital wallets.

●	Equities: Includes stocks, ETFs, and assets managed under the Spaceship program.

●	Cash: Includes customers’ uninvested cash (e.g., cash balances, eMoney balances, in-process cashouts), as well as cash used for margin or posted as collateral for leveraged positions.

Funded Accounts: Funded Accounts are users who have completed onboarding requirements, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance whether invested or uninvested. For Zengo and Bit2C users, Funded Accounts are defined as users with a positive account balance. Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate total commission.

Interest Earning Assets: Interest Earning Assets are the average monthly balances of users’ cash balances, corporate cash, users’ total leveraged positions and stakeable cryptoassets.

Invested amount per trade: The total invested amount divided by the total number of trades. For reporting purposes, we present this measure separately for capital markets (equities, commodities, and currencies) and for cryptoassets, in order to highlight trends across the two categories, given their unique characteristics.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.

●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

●	etoro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to etoro Money plus the net contributions of blockchain rewards.

Net Income: Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Total Money Transfers: Total money transfers are the cumulative value across the respective period of user deposits, withdrawals, and cross-currency trade funding via etoro Money IBAN.

Trades: Trades represent the total number of orders that were placed by users and executed during the applicable period. Trades include self-directed and copy trades, and each trade reflects either the opening or closing of a position by a user.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook, market positioning, development plans, growth strategy, the implementation and anticipated benefits of the share repurchase program and the consummation and anticipated benefits of the pending acquisition of TradeZero. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond etoro’s control. etoro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related to artificial intelligence (“AI”); the ability to maintain the listing of our securities on Nasdaq; changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 2, 2026, as such factors may be updated from time to time in etoro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent etoro’s views as of the date of this press release. etoro anticipates that subsequent events and developments will cause its views to change. etoro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing etoro’s views as of any date subsequent to the date of this press release.

Disclaimer:

Products and features vary by jurisdiction. The RIA license was granted to etoro USA Advisors Inc.

Source: etoro Group Ltd.